UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.     )*

NetGravity, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

641114103
(CUSIP Number)


December 31, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)X
 Rule 13d-1(c)
 Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 3 Pages)
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          London Pacific Life & Annuity Company
          68-0202880

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          1,107,836

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          1,107,836

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,107,836

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.37%

12   TYPE OF REPORTING PERSON*

          IC

ITEM 1(a).Name of Issuer:

          NetGravity, Inc. (the "Issuer")

Item 1(b).Address of Issuer's Principal Executive Offices:

          1700 S. Amphlett Avenue
          Suite 350
          San Mateo, CA  94402

Item 2(a).Name of Person Filing:

          London Pacific Life & Annuity Company



Item 2(b).Address of Principal Business Office or, if None,
          Residence:

          3109 Poplarwood Court
          Suite 300
          Raleigh, NC 24604


Item 2(c).Citizenship:

          North Carolina

Item 2(d).Title of Class of Securities

          Common Stock, $.001 par value per share

Item 2(e).CUSIP Number: 641114103

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) X Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box


Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          1,107,836

     (b)  Percent of class:

          8.37%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

               1,107,836

          (ii) Shared power to vote or to direct the vote

               Not applicable.

          (iii)  Sole power to dispose or to direct the
          disposition of

               1,107,836

          (iv) Shared power to dispose or to direct the disposition of

                Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:    February 9, 1999

          London Pacific Life & Annuity Company



                    by: /s/  Susan Y. Gressel
                              Susan Y. Gressel
                              Vice President & Treasurer